Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 20, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on June 20, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated June 18, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
June 20, 2007		(Signature)
	Name:	Wan Feng
	Title:	Vice President and Executive Director Acting Chief Executive Officer

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED (A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”) (Stock code: 02628)
ANNOUNCEMENT

This announcement is made to publish the information on the unaudited accumulated premiums income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.

Reference is made to the Company’s announcement dated 27 August 2004.

The unaudited accumulated premiums income of the Company for the period from 1 January 2007 to 31 May 2007 was about RMB102.3 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn.

The above information on premium income is unaudited. With effect from 1 January 2007 the Company has adopted the new Accounting Standards for Business Enterprises (“ASBEs”) issued by the Ministry of Finance of the People’s Republic of China. The ASBEs define insurance contract as an agreement specifying the contractual rights and obligations between the insurer and the applicants, and specifying the insurer’s undertaking of insurable risks occurred to the insured. Almost all Company’s insurance products falls under the definition of the insurance contract and the insurance premium is hence recognized as premium income. PRC Generally Accepted Accounting Principles (“PRC GAAP”) is different from Hong Kong Financial Reporting Standard (“HKFRS”) adopted by the Company in the preparation of its financial statements.

By Order of the Board of Directors

Heng Kwoo Seng

Company Secretary

As at the date of this announcement, the board of directors of the Company comprises of:

Executive directors:	Yang Chao, Wan Feng
Non-executive directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 18 June 2007